Annual Statement as to Compliance For the Year Ended December 31, 2006

CD 2006 CD3 Mortgage Trust

Pursuant to Section 10.11 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:

i. A review of the activities of Capmark Finance Inc. as Master Servicer during the period, and of its performance under this Pooling and Servicing Agreement, has been made under my supervision.

ii. To the best of my knowledge, based on such review, Capmark Finance Inc. as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool

By: Mark E. McCool
Title: Senior Vice President
Date: February 20, 2007